SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarification on News

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby announces to its shareholders and the market in general that, in response to the news on the website “O Antagonista”, under the title “Ricardo Barros is accused of receiving more than 5 million in bribes from Galvão Engenharia”, on August 9, 2019, received a letter of order issued by the Supreme Federal Court (“STF”) referring to facts occurred in the years 2011 and 2013. In the document, the STF informs that Copel has amounts receivable, in the amount of R$614,651.10, referring to a fine extrapenal deposited in court by a person who carried out an award-winning collaboration with the Federal Public Ministry. The winning collaboration was approved on August 1, 2019 by the country's highest court. The lawsuit, in which Copel is a victim, runs confidentially at the STF.

The facts reported within the scope of the awarded collaboration occurred in the course of the sale of a power generation asset to the Company in the period between 2011 and 2013 and involve a natural person, alien to Copel, who is protected by a special forum due to the prerogative of function with the STF.

Upon learning of the letter of order issued by the STF, the current board, installed in 2019 and which does not have any member of the investigated period, immediately took the following measures: (i) informed the Company's statutory bodies about the facts ; (ii) received from the Board of Directors of Copel the approval, in September 2019, for the constitution of an investigation commission, which is still in progress, with an independent external member; (iii) informed the external control bodies and competent authorities; and (iv) requested the STF to access the file of the process in order to be informed of its entire content.

Despite repeated requests, to date, access to the contents of the case has not been made available. It is also worth noting that the amount referring to the fine was also not deposited in the Company's account.

Copel is interested in clarifying the episode, as well as in the investigation and measures in accordance with the Brazilian courts.

Curitiba, 14 de agosto de 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 14, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.